                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            StreamLogic Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   863238 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                                   Norman Fong
                         185 Constitution Drive, Suite A
                               Menlo Park, CA 94025
                               Tel:  (415) 463-3500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

              December 27, 30, 31, 1996; January 2, 3, 6, 8, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))

                              Page 1 of  7   Pages
                                        ---


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CUSIP No. 863238 10 1                 13D                 Page  2  of  7  Pages
          -----------                                          ---    ---

                               CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
  Norman Fong
    (No social security or other IRS identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
                                                    Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                         None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       827,123
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                         None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       827,123
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     827,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------


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                                                          Page  3   of 7  Pages
                                                               ---    ---

                               CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     FWB Software, Inc.
     (No social security or other IRS identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
                                                    Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                         None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       827,123
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                         None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       827,123
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     827,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------


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                                                          Page  4   of 7  Pages
                                                               ---    ---
                               CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     FWB Software, LLC
     (No social security or other IRS identification number required)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
                                                    Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                         None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       827,123
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                         None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       827,123
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     827,123 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO
-------------------------------------------------------------------------------

                                                          Page  5   of 7  Pages
                                                               ---    ---


ITEM 1.  SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.


ITEM 2.  IDENTITY AND BACKGROUND.

         The undersigned are filing this Amendment No. 6 to Schedule 13D to report that the undersigned sold 100,000 shares of the issuer on December 27; 50,000 shares on December 30; 50,000 shares on December 31, 1996; 50,000 shares on January 2; 50,000 shares on January 3; 100,000 shares on January 6; and 15,000 shares on January 8, 1997.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change from Amendment No. 1.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons hold the Shares for investment. The Reporting Persons presently intend to continue to dispose of some or all of the Shares, and presently do not intend to acquire any further shares.

         The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 827,123 shares of Common Stock, representing approximately 4.5% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC. Accordingly, on January 6, 1997, the Reporting Persons ceased to be subject to reporting requirements as five percent shareholders.

         (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

         (c)  None.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

         (e) The reporting persons ceased to be the beneficial owners of more than five percent of the class of securities on January 6, 1997.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


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                                                          Page  6   of 7  Pages
                                                               ---    ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 9, 1997


                                                 /s/ Norman Fong
                                       ---------------------------------------
                                       Norman Fong


                                       FWB SOFTWARE, INC.

                                       By:      /s/ Norman Fong
                                           -----------------------------------
                                          Its:  President
                                               -------------------------------


                                       FWB SOFTWARE, LLC

                                       By:  FWB Software, Inc., its manager

                                       By:      /s/ Norman Fong
                                          ------------------------------------
                                         Its:   President
                                             ---------------------------------

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                                                          Page  7   of 7  Pages
                                                               ---    ---

                           JOINT FILING AGREEMENT


    The undersigned hereby agree that the attached statement on Schedule 13D is filed on behalf of each of them.

                                        January 9, 1997

                                                  /s/ Norman Fong
                                        --------------------------------------
                                        Norman Fong


                                        FWB SOFTWARE, INC.

                                        By:      /s/ Norman Fong
                                            ----------------------------------
                                        Its:     President
                                             ---------------------------------


                                        FWB SOFTWARE, LLC

                                        By:  FWB Software, Inc., its manager

                                        By:    /s/ Norman Fong
                                           -----------------------------------
                                          Its: President
                                              --------------------------------